UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BIOLASE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090911108

(CUSIP Number)

Jack W. Schuler

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 090911108	Page 2 of 7 Pages

1.	Names of Reporting Persons. Jack W. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,711,416 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,711,416 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,711,416 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.99% (2)
14.	Type of Reporting Person: IN

(1)	Includes 358,834 Shares (as defined herein) obtainable upon exercise of warrants. Excludes 3,465,418 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.
(2)	Based on 58,586,373 Shares outstanding, which is the sum of the 58,227,539 Shares outstanding on October 30, 2015, plus the 358,834 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

CUSIP No: 090911108	Page 3 of 7 Pages

1.	Names of Reporting Persons. Jack W. Schuler Living Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,454,317
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,454,317
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,454,317
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.37% (1)
14.	Type of Reporting Person: OO

(1)	Based on 58,227,539 Shares outstanding on October 30, 2015.

SCHEDULE 13D

CUSIP No: 090911108	Page 4 of 7 Pages

1.	Names of Reporting Persons. Renate Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,257,099 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,257,099 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,257,099 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.68% (2)
14.	Type of Reporting Person: IN

(1)	Includes 358,834 Shares obtainable upon exercise of warrants. Excludes 3,465,418 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.
(2)	Based on 58,586,373 Shares outstanding, which is the sum of the 58,227,539 Shares outstanding on October 30, 2015, plus the 358,834 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

CUSIP No: 090911108	Page 5 of 7 Pages

1.	Names of Reporting Persons. Schuler Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,242,299 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,242,299 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,242,299 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.65% (2)
14.	Type of Reporting Person: CO

(1)	Includes 358,834 Shares obtainable upon exercise of warrants. Excludes 3,465,418 Shares underlying warrants that are subject to a blocker restricting their exercise to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares.
(2)	Based on 58,586,373 Shares outstanding, which is the sum of the 58,227,539 Shares outstanding on October 30, 2015, plus the 358,834 Shares issuable upon exercise of the warrants.

SCHEDULE 13D

Page 6 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed on November 10, 2014, as amended by Amendment No. 1 filed on November 10, 2014, Amendment No. 2 filed on March 6, 2015, Amendment No. 3 filed on October 14, 2015, and Amendment No. 4 filed on October 23, 2015 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, California 92618. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of November 6, 2015, Mr. Schuler may be deemed to beneficially own, in the aggregate, 11,711,416 Shares, representing approximately 19.99% of the Shares outstanding. This amount consists of: (A) 5,454,317 Shares held by the Trust, representing approximately 9.37% of the Shares outstanding; (B) 5,883,465 Shares and warrants to acquire 358,834 Shares held by the Foundation, representing approximately 10.65% of the Shares outstanding; and (C) 14,800 Shares held by Mr. Schuler’s spouse, Ms. Schuler, representing approximately 0.03% of the Shares outstanding.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 5,454,317 Shares held by the Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

As of November 6, 2015, Ms. Schuler may be deemed to beneficially own, in the aggregate, 6,257,099 Shares, representing approximately 10.68% of the Shares outstanding. This amount consists of (A) 14,800 Shares held by Ms. Schuler, representing approximately 0.03% of the Shares outstanding, and (B) 5,883,465 Shares and warrants to acquire 358,834 Shares held by the Foundation, representing approximately 10.65% of the Shares outstanding. Ms. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation.

The percentages set forth herein are based on 58,227,539 Shares outstanding on October 30, 2015, plus, for purposes of calculating the Foundation’s beneficial ownership, and Mr. Schuler’s and Ms. Schuler’s aggregate beneficial ownership, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the 358,834 Shares issuable upon exercise of the warrants held by the Foundation.

As disclosed in Amendment No. 2, the terms of the warrants held by the Foundation prohibit the holder of such warrants from exercising the warrants to the extent that the exercise would result in the holder and its affiliates beneficially owning more than 19.99% of the outstanding Shares. As such, although the Foundation holds warrants to acquire 3,824,252 Shares, due to the 19.99% blocker, at this time, the Foundation can only exercise warrants to acquire 358,834 Shares.

(c) As of the date hereof, no transactions in the Shares had been effected by the Reporting Persons since the most recent filing of Schedule 13D (Amendment No. 4) on October 23, 2015, other than the following open market purchases:

Reporting Person	Date of Transaction	Number of Shares	Price Per Share
Trust	10/23/2015	48,250	$0.92
Trust	10/26/2015	23,500	$0.92
Trust	10/27/2015	9,900	$0.91
Trust	10/28/2015	5,671	$0.90
Trust	11/5/2015	505,974	$0.77
Trust	11/6/2015	140,000	$0.63

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler

/s/ Jack W. Schuler

Jack W. Schuler Living Trust

By:	/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Renate Schuler

/s/ Renate Schuler

Schuler Family Foundation

/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	President

November 9, 2015